Filed by: NorthStar Realty Finance Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthStar Realty Finance Corp. (Commission File No.: 001-32330)

Commission File No. for Registration Statement on

Form S-4 filed by Colony NorthStar, Inc.: 333-212739

On August 4, 2016, NorthStar Realty Finance Corp. (“NRF” or “NorthStar Realty”) announced its results of operations and financial condition for the quarter ended June 30, 2016, which contains the following information regarding the proposed merger of NRF, NorthStar Asset Management Group Inc. (“NSAM”) and Colony Capital, Inc. (“Colony” or “Colony Capital”):

Second Quarter 2016 Highlights

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•                  Announced a tri-party merger with NSAM and Colony Capital, Inc. to create a world-class diversified real estate and investment management platform with $58 billion of AUM

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Second Quarter 2016 Results

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David T. Hamamoto, Chairman, commented, “We are pleased that NRF could be a party to the merger with NSAM and Colony, which will create a world-class diversified real estate and investment management platform.  Following the merger, NRF’s shareholders can realize the full benefits of the substantial asset monetizations and the resulting attractive financial profile of the combined company as an internally managed REIT.”

Jonathan A. Langer, Chief Executive Officer, commented. . . . “In addition to advanced planning efforts relating to the tri-party merger, we continue to focus on asset monetization opportunities and are extremely pleased with our progress to date.”

Proposed Merger - Colony NorthStar, Inc. (“Colony NorthStar”)

On June 2, 2016, NorthStar Realty, NSAM and Colony Capital, Inc. entered into a definitive agreement to create a world-class, internally-managed, diversified real estate and investment management platform.  For additional information regarding the proposed merger, please refer to the registration statement on Form S-4 filed by Colony NorthStar, Inc. with the Securities and Exchange Commission on July 29, 2016 and the investor presentation related to the proposed merger, which can be found on NorthStar Realty’s, NSAM’s and Colony Capital’s websites.

Also on August 4, 2016, NRF held an investor call regarding its results of operations and financial condition for the quarter ended June 30, 2016, which contains the following statements regarding the proposed merger of NRF, NSAM and Colony:

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Jonathan Langer — NorthStar Realty Finance Corp. — CEO

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As you know, on June 3, 2016, NorthStar Realty, NorthStar Asset Management Group and Colony Capital announced a tri-party merger, which will create a world class diversified real estate and investment management platform. We are very enthusiastic about the merger and transformation into an internally managed equity REIT, with established institutional and retail asset management platforms.

Upon consummation of the merger Colony NorthStar will become one of the largest independent real estate companies in the world with almost $60 billion in assets under management. We’re confident that Colony NorthStar’s enhanced scale and diversification, large balance sheet, low leverage, and strong liquidity profile position the Company for enhanced long-term shareholder returns.

Following the merger, NRF shareholders can realize the full benefits of our substantial asset monetization and the resulting attractive financial profile of the combined company as an internally managed REIT. In terms of the merger process we’re making tremendous progress, as the three companies continue to collaborate to prepare for the combination.

To that end we filed a joint proxy statement and prospectus on July 29th and anticipate successful closing in January of 2017. We look forward to continue updating investors as appropriate.

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There’s one additional item I would like to mention with regard to our second quarter financial supplement. While we work through our Registration Statement for our merger with Colony and NSAM, we will not be updating the NAV calculation that we typically provide in the supplement.

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As discussed we’ve achieved solid results across our real estate platforms and are incredibly pleased that we can realize the full benefits of our strategic asset monetization initiative as an internal managed REIT through our merger with NSAM and Colony.

Debra Hess — NorthStar Realty Finance Corp. — CFO

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As mentioned by Jonathan, we filed a joint proxy prospectus that includes pro forma financial information for the quarter ending March 31, 2016 and the year ended December 31, 2015. Given rules around providing pro forma financial information, we were not able to present the full expected synergies from the merger, nor the reinvestment cash from the NRF monetization and any tax statements expected from the merger.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements:  the failure to receive, on a timely basis or otherwise, the required approvals by NRF, NSAM and Colony stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”). There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this communication. None of NRF, NSAM or Colony is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of NRF, NSAM or Colony intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony NorthStar”), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of NRF, NSAM and Colony and that also constitutes  a prospectus of Colony NorthStar. The registration statement has not yet become effective. Each of NRF, NSAM, Colony and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NRF, NSAM, Colony or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF NRF, NSAM AND COLONY ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 FILED BY COLONY NORTHSTAR ON JULY 29, 2016 THAT INCLUDES A JOINT PROXY STATEMENT/PROSPECTUS FROM EACH OF NRF, NSAM AND COLONY, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NRF, NSAM AND COLONY ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016 AND JULY 29, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NRF, NSAM, Colony and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NRF, NSAM or Colony at the following:

Contacts:

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lasseg@addocommunications.com

Participants in the Solicitation

Each of NRF, NSAM and Colony and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction. Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016 and July 29, 2016 in connection with the proposed transaction. A more complete description is available in the registration statement on Form S-4 and the joint proxy statement/prospectus filed by Colony NorthStar with the SEC on July 29, 2016. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.